Exhibit 3(ii)(B)

                              CONSENT IN WRITING BY
                                 SOLE MANAGER OF
                               RIDGEWOOD POWER LLC

The undersigned, being the sole manager of Ridgewood Power LLC, a New Jersey limited liability company (the "Company"), consents in writing to the following resolutions as of the 1st day of January, 2000:

WHEREAS, the Company is the Managing Shareholder of Ridgewood Electric Power Trust II, a Delaware business trust (The "Trust") which is treated as a partnership for federal income tax purposes, and

WHEREAS, the Trust is governed by a Declaration of trust (the "Declaration") as amended, and

WHEREAS, the Declaration provides for the allocation of profit and loss for tax purposes in a method that causes the allocation of profit and loss to diverge from the allocation of distributions among Shareholders of the Trust, and

WHEREAS, Section 15.8(a) of the Declaration authorizes the Managing Shareholder, without notice to or approval by the Investors, to cure ambiguities, formal defects and omissions and to correct or supplement inconsistent provisions of the Declaration, to make other changes so long as the changes do not materially and adversely affect the interest of any Investor, and to make certain other amendments, and

WHEREAS, the effect of the changes made by the following resolution are within the scope of Section 15.8(a),

NOW, THEREFORE, BE IT RESOLVED, that Section 4.2 of the Declaration be amended to read in its entirety as follows, effective January 1, 2000:

(a) Profits and Losses from Dispositions Prior to Payout. After giving effect to the provisions of Sections 4.5, 4.6 and 7.4, Profits or Losses from Dispositions prior to Payout (as defined in Section 8.1 (g)) shall be allocated 99% to Investors and 1% to the Managing Shareholder.

(b) Profits from Dispositions after Payout: After giving effect to the provisions of Sections 4.5, 4.6 and 7.4, Profits from Dispositions after Payout (as defined in Section 8.1(g)) shall be allocated among the Shareholders as follows:

        (1) First, the Investors and the Managing Shareholder in proportion to any deficit balances in their respective Capital Accounts until such Capital Account is restored to zero;
        (2) Second, 100% to the Investors until the aggregate of the Investors' Capital Account equals the Unreturned Investor Amounts;
        (3) Third, 100% to the Managing Shareholder in an amount equal to the Managing Shareholder Target Amount; and
        (4) The balance, if any, 80% to the Investors and 20% to the Managing Shareholder.

(c) Losses from Dispositions After Payout. After giving effect to the provisions of Sections 4.5, 4.6 and 7.4, Losses from Dispositions after Payout (as defined in Section 8.19g)) shall be allocated among the Shareholders as follows:

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        (1)     First, 99% to the Investors and 1% to the Managing Shareholder
                until the Managing Shareholder's Capital Account equals 20% of Shareholder' aggregate Capital Account balances (including the Managing Shareholder's Capital Account); and

        (2) Second, the balance, if any, 80% to the Investors and 20% to the Managing Shareholder

RESOLVED, that the officers of the Company, be, and each of them is, authorized to do or cause to be done any act or thing and to make, execute and deliver any amendment, certificate, agreement, instrument or document necessary or appropriate, in his or their sole discretion, to effectuate the foregoing resolution, the taking of any such action or the execution of any such document to be conclusive evidence of the authorized exercise of the discretionary authority herein conferred.

IN WITNESS WHEREOF, I have signed this Consent in Writing this 20th day of March, 2001.



                              /s/ Robert E. Swanson
                              ---------------------
                                Robert E. Swanson